EXHIBIT 3.1
ONTRAK, INC.

AMENDMENT NO. 1 TO
CERTIFICATE OF DESIGNATIONS OF RIGHTS AND PREFERENCES

9.50% SERIES A CUMULATIVE PERPETUAL PREFERRED STOCK

October 15, 2020

Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”) and Article Fourth of the Ontrak, Inc. (the “Corporation”) Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”):

WHEREAS, Article Fourth of the Certificate of Incorporation authorizes the issuance of up to 50,000,000 shares of preferred stock, par value $0.0001 per share, of the Corporation (“Preferred Stock”) in one or more series, and expressly authorizes the Board of Directors of the Corporation (the “Board”), subject to limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, one or more series of Preferred Stock, and, with respect to each such series, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions and limitations of the shares of such series;

WHEREAS, pursuant to this authority, the Board of Directors previously fixed the rights, preferences, restrictions and other matters relating to the Corporation’s 9.50% Series A Cumulative Perpetual Preferred Stock (“Series A Preferred Stock”), consisting of 1,955,000 shares, as evidenced by the Certificate of Designations, Preferences, and Rights filed with the Secretary of State of the State of Delaware on August 21, 2020 (“Existing Certificate”);

WHEREAS, in anticipation of one more additional offerings of Series A Preferred Stock, a duly authorized committee of the Board of Directors has authorized an increase in the number of shares of Series A Preferred Stock from 1,955,000 shares to 3,955,000 shares; and

WHEREAS, in connection with the foregoing, the Board of Directors has deemed it advisable to amend the Existing Certificate.
NOW THEREFORE, that pursuant to the authority granted to the Board of Directors in accordance with the provisions of the Amended and Restated Certificate of Incorporation and Section 13 of the Existing Certificate, Section 1 of the Existing Certificate shall be amended in its entirety so that it reads as follows:
Section 1. Number of Shares and Designation. This series of Preferred Stock shall be designated as the “9.50% Series A Cumulative Perpetual Preferred Stock,“ par value $0.0001 per share (the “Series A Perpetual Preferred Stock”). The Series A Perpetual Preferred Stock shall be perpetual, subject to the provisions of Sections 4 and 5 hereof, and the authorized number of shares of the Series A Perpetual Preferred Stock shall be 3,955,000 shares. The number of shares of Series A Perpetual Preferred Stock may be increased from time to time pursuant to the provisions of Section 13 hereof and any such additional shares of Series A Perpetual Preferred Stock shall form a single series with the Series A Perpetual Preferred Stock. Each share of Series A Perpetual Preferred Stock shall have the same designations, rights, preferences, powers, restrictions and limitations as every other share of Series A Perpetual Preferred Stock.

IN WITNESS WHEREOF, Ontrak, Inc. has caused this Amendment No. 1 to Certificate of Designations to be signed by the undersigned as of the date first written above.

ONTRAK, INC.

By:	/s/ Brandon LaVerne
Name: Brandon LaVerne
Title: Chief Financial Officer

[Signature Page to Series A Amendment to Certificate of Designation]